                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                    FORM 11-K


             [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                      For the year ended December 29, 1999

             [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                          Commission file number 1-3551



                 EQUITABLE RESOURCES, INC. EMPLOYEE SAVINGS PLAN
                 -----------------------------------------------

                (Full title of the Plan and address of the Plan, if different from that of the issuer named below)




                            EQUITABLE RESOURCES, INC.
                            -------------------------

                One Oxford Centre, Suite 3300, 301 Grant Street,
                         Pittsburgh, Pennsylvania 15219


             (Name of issuer of the securities held pursuant to the
               Plan and the address of principal executive office)

                                    CONTENTS


                                                                          Page
                                                                          ----

Report of independent auditors                                              2
------------------------------


Financial statements
--------------------

   Statements of net assets available for benefits                          3
   Statements of changes in net assets available for benefits               4
   Notes to financial statements                                          5 - 9


Supplementary information
-------------------------

   Schedule H:
     Line 4i Assets Held for Investment Purposes at End of Year            10
   Schedule H:
     Line 4j Schedule of Reportable Transactions                           11

Signature                                                                  12
---------

Index to Exhibits                                                          13
-----------------

                         REPORT OF INDEPENDENT AUDITORS



Administrative Committee
Equitable Resources, Inc. Employee Savings Plan


         We have audited the accompanying statements of net assets available for benefits of the Equitable Resources, Inc. Employee Savings Plan as of December 29, 1999 and December 31, 1998, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

         We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 29, 1999 and December 31, 1998, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

         Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes at end of year as of December 31, 1999 are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.



                                                 /s/ Ernst & Young LLP
                                                 ------------------------
                                                 Ernst & Young LLP


Pittsburgh, Pennsylvania
May 25, 2000

                            EQUITABLE RESOURCES, INC.
                              EMPLOYEE SAVINGS PLAN
                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS


                                                                                DECEMBER 29           DECEMBER 31
                                                                                   1999                   1998
                                                                                ---------------------------------
Investments, at fair value:
   The George Putnam Fund of Boston                                             $ 6,284,386           $ 8,687,884
   The Putnam Fund for Growth and Income                                         10,939,364            14,247,551
   Putnam Income Fund                                                             1,211,749             1,867,331
   Putnam Voyager Fund                                                           23,530,520            17,086,413
   Putnam Asset Allocation:  Growth Portfolio                                     2,424,867             2,417,163
   Putnam Asset Allocation:  Balanced Portfolio                                   1,449,095             1,442,395
   Putnam Asset Allocation:  Conservative Portfolio                                 460,130               489,228
   Putnam International Growth Fund                                               4,030,769             2,541,968
   Putnam Stable Value Fund                                                       8,503,766             9,387,724
   Employer Stock Fund                                                            6,067,879             6,350,462
   Guaranteed Interest Account                                                           --               240,235
   Alliance Bond Fund                                                                    --                   110
   Alliance Common Stock Fund                                                            --                 1,474
   Alliance Balanced Fund                                                                --                   782
   Loan Fund                                                                        568,575               888,800
                                                                                ---------------------------------
                                                                                 65,471,100            65,649,520

Receivables:
   Employer contribution                                                                 --             1,050,313
                                                                                ---------------------------------
Net assets available for benefits                                               $65,471,100           $66,699,833
                                                                                =================================


                             SEE ACCOMPANYING NOTES.

                            EQUITABLE RESOURCES, INC.
                              EMPLOYEE SAVINGS PLAN
           STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS


                                                                                           YEAR ENDED
                                                                                ---------------------------------
                                                                                DECEMBER 29           DECEMBER 31
                                                                                    1999                  1998
                                                                                ---------------------------------
Additions:
   Investment income:
     Interest and dividends                                                     $ 5,065,948           $ 4,259,151
     Interest on participant loans                                                   53,016                82,659
                                                                                ---------------------------------
   Total investment income                                                        5,118,964             4,341,810

   Net appreciation in fair value of investments                                  7,622,317             2,198,072
   Contributions:
     Matching                                                                     2,398,489             2,622,556
     Contract                                                                     6,546,454             7,073,598
                                                                                ---------------------------------
   Total contributions                                                            8,944,943             9,696,154
                                                                                ---------------------------------
Total additions                                                                  21,686,224            16,236,036

Deductions:
   Withdrawals by participants                                                   22,989,183             8,492,217
   Expenses                                                                           9,125                12,940
                                                                                ---------------------------------
Total deductions                                                                 22,998,308             8,505,157

Transfers from other plans                                                           83,351             1,196,611
Other                                                                                    --                57,640
                                                                                ---------------------------------
Net (decrease) increase in net assets available for benefits                     (1,228,733)            8,985,130

Net assets available for benefits:
   At beginning of year                                                          66,699,833            57,714,703
                                                                                ---------------------------------
   At end of year                                                               $65,471,100           $66,699,833
                                                                                =================================


                             SEE ACCOMPANYING NOTES.

                            EQUITABLE RESOURCES, INC.
                              EMPLOYEE SAVINGS PLAN
                NOTES TO FINANCIAL STATEMENTS FOR THE YEAR ENDED
                                DECEMBER 29, 1999


1.     Description of Plan

       The following description of the Equitable Resources, Inc. Employee Savings Plan (Plan) provides only general information. Participants should refer to the summary plan description for a more complete description of the Plan's provisions.

       General

       The Plan is a defined contribution profit sharing and savings plan, with a 401(k) salary reduction feature, implemented on September 1, 1985, by Equitable Resources, Inc. and certain subsidiaries (the Company or Companies).

       All regular, full-time, non-union employees of the Companies are eligible to participate in the Plan immediately upon hire. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

       During 1999, the Plan was amended to change the plan year's end from December 31 to December 29.

       Contributions

       Participants can elect to contribute between 1% and 15% of eligible earnings to the Plan, subject to Internal Revenue Code (IRC) limitations. These contributions are referred to as contract contributions.

       Prior to January 1, 1999, the Company matched 50% of the first 6% of participants' contract contributions. Effective January 1, 1999, the Company will match a percentage of the first 6% of the participants' contract contributions based on years of service for participants in the NORESCO and Equitable Services divisions as follows:

           Years of Service                     Matching Contribution Percentage
           ----------------                     --------------------------------

         Less than one year                                  50%
         More than one year and less than                    75%
           three years
         More than three years                              100%

       All other participants will receive a match of 50% of the first 6% of their contract contributions.

       In addition, Equitable Production Company and Equitable Headquarters participants receive a performance contribution which is determined on an annual basis at the discretion of the Company. During 1999 and 1998, the amount of the performance contribution was 6% and 4%, respectively, of eligible compensation.

                            EQUITABLE RESOURCES, INC.
                              EMPLOYEE SAVINGS PLAN
                NOTES TO FINANCIAL STATEMENTS FOR THE YEAR ENDED
                                DECEMBER 29, 1999


1.     Description of Plan (Continued)

       Contributions (Continued)

       In addition, effective January 1, 1999, the matching contribution shall be invested in the Employer Stock Fund until the participant is 100% vested. After the participant is 100% vested, the matching contribution will follow the participant's contract investment election(s).

       In 1998, the Company offered a voluntary resignation program (VRP). For those participants who were a part of the VRP, the special contribution was increased to 12% of eligible compensation for 1998. Participants impacted by the VRP were automatically vested in all employer contributions.

       Rollover Contributions

       Participants are allowed to make rollover contributions (contributions transferred to the Plan from other qualified retirement plans), subject to certain requirements.

       Vesting

       Participants are 100% vested in the value of contract contributions made, and any rollover contributions.

       If employment is terminated for any reason other than retirement, death, or total and permanent disability, a participant is entitled to receive the vested value of any employer contributions.

       Effective January 1, 1999, the vesting schedule for participants in the Plan was changed. Employer contributions are now vested in accordance with the following schedule:

                  Years of Continuous Service          Vested Interest
                  ---------------------------          ---------------

                      One year                               33%
                      Two years                              66%
                      Three years                           100%

                            EQUITABLE RESOURCES, INC.
                              EMPLOYEE SAVINGS PLAN
                NOTES TO FINANCIAL STATEMENTS FOR THE YEAR ENDED
                                DECEMBER 29, 1999


1.     Description of Plan (Continued)

       Vesting (Continued)

       Prior to January 1, 1999, the vesting schedule was:

                  Years of Continuous Service                   Vested Interest
                  ---------------------------                   ---------------

                      Less than five years                             0%
                      Five years or more                             100%

       Amounts forfeited by participants upon termination are used to reduce the amount of the Company's future employer contributions to the Plan. In 1999 and 1998, forfeitures of approximately $161,000 and $224,000, respectively, were used to offset contributions.

       Upon retirement, death, total and permanent disability or termination of the Plan, a participant is entitled to receive the full value of any employer contributions, regardless of years of continuous service.

       Withdrawals by Participants

       Payments to participants are made in one of two ways: a single cash payment or distribution of stock (mandatory for participants who are terminated for a reason other than retirement, death or disability) or equal periodic payments over the lesser of:

       a)    the life expectancy of the participant and beneficiary or

       b)    twenty (20) years.

       In September 1999, the Company sold its Midstream Operations to a third party. In connection with this sale, assets of $7.9 million, which represented the balances of participants affected by this sale, were rolled over to the buyer's benefit plan.

       Loans to Participants

       A participant may borrow money from the Plan in amounts up to 50% of the value of the participant's account, plus the vested portion of employer contributions, subject to certain limitations. All loans are at a rate consistent with rates charged by commercial lenders for similar loans. One half of the participant's nonforfeitable interest in the Plan at the time of the loan is pledged as collateral.

                            EQUITABLE RESOURCES, INC.
                              EMPLOYEE SAVINGS PLAN
                NOTES TO FINANCIAL STATEMENTS FOR THE YEAR ENDED
                                DECEMBER 29, 1999


2.     Summary of Significant Accounting Policies

       Investments

       Short-term investments are valued at cost, which approximates market. The Employer Stock Fund consisting of Equitable Resources, Inc. common stock (Company common stock) is valued at market price as quoted on the New York Stock Exchange. The contracts included in the Putnam Stable Value Fund are valued at face value, which approximates market. Other investments are valued at market. There were 181,809 and 218,042 shares of Company common stock as of December 29, 1999 and December 31, 1998, respectively.

       Use of Estimates

       The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

       Reclassification

       Certain amounts in the 1998 financial statements have been reclassified to conform to the 1999 presentation.

3.     Plan Termination

       Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, the interests of all affected participants will become fully vested.

4.     Investments

       The Plan's investments (including investments purchased, sold, as well as held during the year) appreciated (depreciated) in fair value as determined by quoted market prices as follows:

                                                                                    NET CHANGES IN FAIR VALUE
                                                                                ---------------------------------
                                                                                DECEMBER 29           DECEMBER 31
                                                                                   1999                  1998
                                                                                ---------------------------------
       Investments at fair value as determined by quoted market prices:
           Registered investment companies                                      $6,790,995            $ 3,238,381
           Company stock                                                           831,322             (1,040,309)
                                                                                ---------------------------------
                                                                                $7,622,317            $ 2,198,072
                                                                                =================================

                            EQUITABLE RESOURCES, INC.
                              EMPLOYEE SAVINGS PLAN
                NOTES TO FINANCIAL STATEMENTS FOR THE YEAR ENDED
                                DECEMBER 29, 1999


4.     Investments (Continued)

       Information about the net asset and significant components of the changes in net assets related to the nonparticipant-directed investment is as follows:

                                                                 YEAR ENDED
                                                                 DECEMBER 29
                                                                     1999
                                                                 -----------
       Net asset:
         Employer Stock Fund                                     $ 6,067,879
                                                                 ===========

       Changes in net assets:
         Dividend income                                         $   235,560
         Net appreciation in fair value of investments               831,322
         Employer contributions                                    1,002,216
         Employee contributions                                      211,056
         Withdrawals by participants                              (1,623,302)
         Expenses                                                       (862)
         Transfers to other funds                                   (947,867)
         Transfers from other plan                                     9,294
                                                                 -----------
                                                                 $  (282,583)
                                                                 ===========

5.     Income Tax Status of Plan

       The Plan has received a determination letter from the Internal Revenue Service dated July 13, 1999, stating that the Plan is qualified under
       Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan has been amended since the date of the determination letter. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax-exempt.

6.     Transfers

       Effective January 1, 1998, assets from another plan sponsored by a division of Equitable Resources, Inc., Union Drilling, were merged into the Plan. The amount of assets transferred was approximately $1.1 million. Participants' balances from this former plan were distributed during 1998 as a result of the sale of the division, which occurred in the fourth quarter of 1997.

                            SUPPLEMENTARY INFORMATION

                            EQUITABLE RESOURCES, INC.
                              EMPLOYEE SAVINGS PLAN

                            PLAN 202 EIN: 25-0464690
     SCHEDULE H, LINE 4I ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR
                                DECEMBER 29, 1999


                                                                  DESCRIPTION OF
                       IDENTITY OF ISSUE                             INVESTMENT            COST         CURRENT VALUE
      ---------------------------------------------------------------------------------------------------------------
*     The George Putnam Fund of Boston                              386,019 units                        $  6,284,386
*     The Putnam Fund for Growth and Income                         583,433 units                          10,939,364
*     Putnam Income Fund                                            190,527 units                           1,211,749
*     Putnam Voyager Fund                                           760,030 units                          23,530,520
*     Putnam Asset Allocation: Growth Portfolio                     159,531 units                           2,424,867
*     Putnam Asset Allocation: Balanced Portfolio                   111,813 units                           1,449,095
*     Putnam Asset Allocation: Conservative Portfolio                43,656 units                             460,130
*     Putnam International Growth Fund                              135,808 units                           4,030,769
*     Putnam Stable Value Fund                                    8,503,544 units                           8,503,766
*     Employer Stock Fund                                           181,809 units        $5,301,249         6,067,879
      Loan Fund                                                         8-10%                                 568,575
                                                                                                          -----------
                                                                                                          $65,471,100
                                                                                                          ===========


*Party-in-interest to the Plan.

                            EQUITABLE RESOURCES, INC.
                              EMPLOYEE SAVINGS PLAN

                            PLAN 202 EIN: 25-0464690
             SCHEDULE H, LINE 4J SCHEDULE OF REPORTABLE TRANSACTIONS
                          YEAR ENDED DECEMBER 29, 1999


                                                                                                            CURRENT VALUE
                                                                                                             OF ASSET ON
                                                          PURCHASE                               COST OF     TRANSACTION
IDENTITY OF PARTY INVOLVED   DESCRIPTION OF INVESTMENT      PRICE           SELLING PRICE         ASSET          DATE       NET GAIN
------------------------------------------------------------------------------------------------------------------------------------

Category (iii)--series of transactions in excess of 5% of plan assets
---------------------------------------------------------------------

Equitable Resources, Inc.     Employer Stock Fund        $2,265,681          $       --        $2,265,681     $2,265,681   $     --

Equitable Resources, Inc.     Employer Stock Fund                --           3,002,588         2,746,288             --    256,300

There were no category (i), (ii) or (iv) reportable transactions during 1999.

                                    SIGNATURE



         Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Administrative Committee of the Plan have duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.



                                               EQUITABLE RESOURCES, INC.
                                                 EMPLOYEE SAVINGS PLAN
                                                    (Name of Plan)




                                         By       /s/ David L. Porges
                                           ------------------------------------
                                                      David L. Porges
                                               Executive Vice President and
                                                  Chief Financial Officer



   June 14, 2000

                                  EXHIBIT INDEX


Exhibit No.            Description                 Sequential Page No.
--------------------------------------------------------------------------------

   23          Consent of Independent Auditors              14